Mail Stop 3561

August 27, 2007

Mr. Xiaojing Yu
Chief Executive Officer
China Shen Zhou Mining & Resources, Inc.
No. 166 Fushi Road Zeyang Tower, Suite 305
Shijingshan District, Beijing, China 100043

> **Re: China Shen Zhou Mining & Resources, Inc.**
> **Form 10-KSB/A for the Fiscal Year Ended**
> **December 31, 2006**
> **File No. 000-52586**

Dear Mr. Yu:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for the Year Ended December 31, 2006

Management's Discussion and Analysis

Results of Operations, page 31

1. We note you have entered into a supply agreement with Wulatehouqi Zijin for the supply of up to 200,000 metric tons of raw minerals in 30 months at a fixed price. Pursuant to this same agreement we also note that you sell the processed zinc ore to this supplier's related company at market price. Considering approximately 24% of your revenue and a significant portion of your gross margin was derived

from this arrangement, please revise to disclose the remaining amount of raw minerals at December 31, 2006 that Wulatehouqi Zijin is committed to provide, the estimated remaining duration of this contract based on metric tons to be supplied and the impact the expiration of this agreement will have on your operations.

Consolidated Financial Statements

General

2. We note you included financial statements for the year ended December 31, 2005 in your Form 8-K filed September 18, 2006. However, we note that such financial statements for the year ended December 31, 2005 have been restated. Please revise to disclose prominently on the face of the financial statements that they have been restated and provide a note to the financial statements that explains and quantifies the revisions made as required by paragraph 26 of SFAS 154.

Consolidated Statements of Operations, page 53

3. Based on your disclosure on page 62, it appears that you are reporting other comprehensive income related to your foreign currency translation adjustment. Please revise your statement of operations to disclose other comprehensive income and its elements in accordance with the guidance in paragraphs 22 – 25 and Appendix A of SFAS No. 130. In addition, please revise to present net income (versus "income available to common stockholders").

Notes to Consolidated Financial Statements

General

4. Tell us whether each individual mine or your exploration, extraction and processing activities or your production of fluorite and nonferrous products represent separate operating segments as defined in paragraph 10 of SFAS 131 and the basis for your determination. If any of the foregoing represent separate operating segments, please revise to include the disclosures required by paragraphs 25 – 28 of SFAS 131. In this connection, please expand MD&A to analyze sales, profitability and the cash needs of each segment. Refer to Section 501.06.a of the Codification of Financial Reporting Policies.

5. We note from your disclosure in Note 17 of your Form 10-QSB for the quarter ended September 30, 2006 that you held 60% of the shares of Shanghai Xuanzhen International Trade Co., Ltd ("Xuanzhen") and Alashan Youqi Jingzhen Co.,

International Trade Co., Ltd. ("Jingzhen"). Tell us why you have not consolidated the accounts of Xuanzhen and Jingzhen and describe how you accounted for the investments in Xuanzhen and Jingzhen. Disclose the specific accounting literature that supports your accounting. We may have further comments upon reviewing your response.

Note 8 – Acquisitions, page 64

6. We note your acquisitions of Qingshan Metal and Xingzhen Mining in April 2006. As these acquisition appear to be significant, audited historical financial statements (as well as interim financial statements) of these acquired entities for periods prior to their acquisition should have been filed on Form 8-K (along with your filing of the pre-acquisition financial statements of AFMG). Accordingly, please amend your Form 8-K to file these financial statements in accordance with Item 310(c) of Regulation S-B. If you believe these financial statements are not required to be filed, please provide us with a detailed explanation, including your analysis of the three tests of significance discussed in Item 310(c)(2) of Regulation S-B.

7. We note that you acquired a 60% ownership interest in Qingshan Metal and an 80% ownership interest in Xingzhen Mining. We also note that you have recorded minority interest of $268,000 and $26,000, respectively, relating to these acquisitions. Based on the amounts presented as the fair value of the net assets of the acquired entities, it would appear that the minority interests in Qingshan Metal would be approximately $731,200 (40% of $1,828,000) and Xingzhen Mining would be approximately $722,400 (20% of $3,612,000). Show us how you determined the minority interest amounts presented herein or revise your financial statements accordingly.

8. In regard to your acquisitions of Qingshan Metal and Xingzhen Mining, tell us to what extent you have considered the value beyond proven and probable reserves (VBPP) in your allocation of purchase price to the mining assets of each entity and your subsequent impairment analysis of these assets in accordance with SFAS 144. Refer to EITF 04-3 and expand your disclosures as appropriate.

Note 21 – Convertible Notes Payable, page 72

9. We note from your disclosure on page 33, you will be required to pay liquidated damages if you fail to list your common shares on a U.S. stock exchange by November 15, 2007. Please revise to provide all necessary disclosures as discussed in FSP EITF 00-19-2 or tell us why such disclosure in not required.

Note 26 – Asset Retirement Obligations, page 74

10. Tell us whether you have recognized the fair value of liabilities relating to asset retirement obligations and provide the disclosures required by paragraph 22 of SFAS 143 or tell us why such disclosures are not required.

Other Exchange Act Filings

11. Please revise your other Exchange Act reports as applicable to conform to any changes   made as a result of our comments above.

Engineering Comments

General

12. Please insert a small-scale map showing the location and access to each property, as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-551-8900. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:
    - A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.
    - A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.
    - A north arrow.
    - An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.
    - A title of the map or drawing, and the date on which it was drawn.
    - In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.
    Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

13. Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties listed under this heading. For any properties identified

which are not material, include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- The location and means of access to the property, including the mode of transportation utilized to and from the property.
- Any conditions that must be met in order to obtain or retain title to the property.
- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.
- A description of any work completed on the property and its present condition.
- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.
- A description of equipment, infrastructure, and other facilities.
- The current state of exploration of the property.
- The total costs incurred to date and all planned future costs.
- The source of power and water that can be utilized at the property.
- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

14. Please provide as an exhibit, a written consent from any experts whose name is cited, and/or whose work is incorporated into the document. These consents should concur with the summary of the information in the report disclosed, and agree to being named as an expert in the registration statement.

15. The words "development" and "production" have very specific meanings under Industry Guide 7(a) (4), (see www.sec.gov/divisions/corpfin /forms/industry.htm#secguide7). The terms reference the "development stage" when companies are engaged in preparing reserves for production, and "production stage" when companies are engaged in commercial-scale, profit-oriented extraction of minerals. If the company does not disclose any "reserves," as defined by Guide 7, please remove the terms "develop," "development" or "production" throughout the document, and replace this terminology, as needed, with the terms "explore" or "exploration." This includes the using of the terms in the Financial Statement head notes and footnotes see Instruction 1 to paragraph (a), Industry Guide 7.

16. Provide a table showing the last three years annual production for each of your operating mines, and your average prices received for your concentrates or other salable products. A mine can be defined as all the mines that supply a single concentrator or wash plant, if that is applicable.

Xiangzhen Mining Sumozaganaobao Fluorite Mine, page 19

17. You state the reserves for the Sumozaganaobao Fluorite mine are proven on the table on page 18 and restate on the following page these reserves total a combined 8.14 million tons, of which 5.05 million tons are classified as type 332 reserves and 3.09 million tons are classified as type 333 reserves. Our understanding is that the Chinese measurement system is based on a three dimensional matrix using a three-number code in which the first number represents the project economics (i.e. 1 = Economic, 2 = Marginal Economic, 3 = Intrinsic Economic), the second digit represents the level of technical study (i.e. = Feasibility Study, 2 = Pre-Feasibility Study, 3 = Scoping Study or no Study), and the last digit represents the level of geological confidence (i.e. 1 = Measured, 2 = Indicated, 3 = Inferred, 4 = Reconnaissance). Resource measurement systems are not recognized by Industry Guide 7 and may not be disclosed. It is the staff's position that prior to declaring reserves, the company should have obtained a bankable feasibility study and employed the historic three-year average price for the project economic analysis. In addition, the company should have submitted all necessary permits and authorizations to governmental authorities. Please revise your filing explaining the Chinese reserve measurement system and why you believe this is a proven and probable ore reserve.

18. The cutoff grade is a critical component used to evaluate the potential of the mineral properties. Disclose the operating costs and recovery parameters used to determine the cutoff grade estimate. Show that this calculation demonstrates the cutoff grade or tenor used to define a mineral resource has reasonable prospects for economic extraction. In establishing the cut-off grade, it must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs, and reasonable metal prices.

Qingshan Metal – Qingxing Copper & Zinc Mine, page 20

19. You state the Quingxing copper & zinc mines probable reserve are 246 million tons, but your table, on page 18, indicated the reserves should be only 2.46 million tons. Please clarify this variance. In addition, please state the quantity and quality of your reserves as an ore tonnage containing a weight percent of copper and a separate weight percent of zinc. Additional factors used to calculate these reserves, such as the reserve commodity price and the metallurgical recoveries also need to be stated.

Huayuan Copper Mine, page 21

20. The sixth paragraph refers to a reserve quality of 333. As described in the seventeenth comment, this cannot be a reserve without a bankable feasibility study. Please revise your filing.

Yangye Copper Mine and Yangshugou Copper Mine, page 22

21. You refer to reserves classified with a reserve quality of 333. As described in the seventeenth comment, this cannot be a reserve without a bankable feasibility study. Please revise your filing.

Jiangejier Lead & Zinc Mine, Page 23

22. You refer to reserves classified with a reserve quality of 331. As described in the seventeenth comment, this cannot be a reserve without a bankable feasibility study. Please revise your filing.

23. Under SEC Industry Guide 7, the terms "ores" or "ore body" are treated the same as the term "reserve." Since all deposits are not necessarily reserves, remove the term "ores" from this definition.

24. As a general checklist, when reporting the results of sampling and chemical analyses, the following points may assist you in preparing meaningful disclosure about mineralization of existing or potential economic significance on your property:
    - Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.
    - Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.
    - Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results
    - Eliminate grades disclosed as "up to" or "as high as" or "ranging from."
    - Eliminate statements containing grade and/or sample-width ranges.
    - Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.
    - Generally, use tables to improve readability of sample and drilling data.
    - Soil samples may be disclosed as a weighted average value over an area.
    - Refrain from reporting single soil sample values.
    - Convert all ppb quantities to ppm quantities for disclosure.
    - Avoid optimistic descriptive adjectives such as high-grade or ore-grade.
    Please revise your disclosures to comply with this guidance.

Business Strategy, page 27

25. Please expand your disclosure concerning the exploration plans for the properties to address the following points.

- Disclose a brief geological justification for each of the exploration projects written in non-technical language.
- Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.
- If there is a phased program planned, briefly outline all phases.
- If there are no current detailed plans to conduct exploration on the property, disclose this prominently.
- Disclose how the exploration program will be funded.
- Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

26. Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of the sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Raj Rajan, Staff Accountant, at (202) 551-3388 or Brian Bhandari, Branch Chief, at (202) 551- 3390 if you have questions regarding comments on the financial statements and related matters. Please contact Ken Schuler, Mining Engineer, at (202) 551-3718 if you have questions regarding comments on the engineering matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies

cc: Jiannan Zhang Esq.
    Cadwalader, Wickersham & Taft, LLP